Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of March 31, 2019 and December 31, 2018 and results of operations for the three months ended March 31, 2019 and 2018. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of March 31, 2019, included elsewhere in this report, and our annual report for the year ended December 31, 2018 on Form 20-F.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing our business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Our sole direct investments are a 49% managing general partnership unit interest in Brookfield Property L.P. (the “Operating Partnership”) and an interest in BP US REIT LLC. As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties.

We also discuss the results of operations on a segment basis, consistent with how we manage our business. On July 1, 2018, the partnership realigned its LP Investments segment (formerly referred to as Opportunistic) to include the corporate function of the Brookfield-sponsored real estate opportunity funds, previously included in the Corporate segment, to more closely align with the how the partnership now presents financial information to the chief operating decision maker (“CODM”) and investors. The partnership is organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”), BPY AO LTIP of the Operating Partnership (“AO LTIP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), Class A stock, par value $0.01 per share, of Brookfield Property REIT Inc. (“BPR” or “BPR Units”) and Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 (“Preferred Equity Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, AO LTIP Units, Exchange LP Units and BPR Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPR Units have the same economic attributes in all respects, except that the holders of Redeemable/Exchangeable Partnership Units and BPR Units have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Asset Management Inc. (“Brookfield Asset Management”), as the holders of the Redeemable/Exchangeable Partnership Units exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units.We present the Exchange LP Units as a component of non-controlling interests. BPR Units provide their holders with the right to request that their units be redeemed for cash consideration. In the event the holders of BPR Units exercise this right, our partnership has the right at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPR Units participates in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We present BPR Units as a component of non-controlling interest.

This MD&A includes financial data for the three months ended March 31, 2019 and includes material information up to May 10, 2019. Financial data has been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate, that generates sustainable and growing distributions to our unitholders and capital appreciation of our asset base over the long term. With approximately 19,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including in our:

CORE OFFICE PORTFOLIO		CORE RETAIL PORTFOLIO
Class A office assets in gateway markets around the globe		100 of the top 500 malls in the United States
●	143 premier properties	●	123 best-in-class malls and urban retail properties
●	96 million square feet	●	121 million square feet
●	93% occupancy	●	95% occupancy
●	8.3 year average lease term

LP INVESTMENTS PORTFOLIO
Invested in mispriced portfolios and / or properties with significant value-add

INVESTMENT STRATEGY
    Our diversified Core portfolios consist of high-quality office and retail assets in some of the world’s most dynamic markets which have stable cash flow as a result of their long-term leases. We target between a 10% and 12% total return on our Core portfolios. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we target earning between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects. We currently have approximately 12 million square feet of active development projects underway with another 9 million square feet in planning stages. Our development track record reflects successful completions on time and on budget. We expect that this portion of our balance sheet will be meaningful to earnings growth in our Core businesses throughout the next five to ten years as projects reach completion and begin to contribute rental revenue to our earnings.

Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing. We target an average gross 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles. These investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from a gain recognized from realization events including the sale of an asset or portfolio of assets, or exit of the entire investment. The combination of these gains and FFO earned represent our earnings on capital invested in these funds and provide liquidity to support our target distributions.

Overall, we seek to earn leveraged after-tax total returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow, distribution growth and capital appreciation. With our diversified cash flow profile from our Core Office, Core Retail, and LP Investments portfolios, our goal is to pay an attractive annual distribution to our unitholders and to grow our distribution by 5% to 8% per annum. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, reflect changes in market conditions, or portfolio premiums realized upon sale of these assets. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

PERFORMANCE MEASURES
We expect to generate returns to unitholders from a combination of healthy distributions and capital appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations and distributions from return of capital and realization events from our LP Investments portfolio, we expect to be able to increase distributions at the targeted rate of 5% to 8% per annum to unitholders to provide them with an attractive total return on their investment.

We consider the following items to be important drivers of our current and anticipated financial performance:

•	increases in occupancies by leasing vacant space and pre-leasing active developments;

•	increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•	debt capital at a cost and on terms conducive to our goals;

•	equity capital at a reasonable cost;

•	new property acquisitions and other investments that fit into our strategic plan; and

•	opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, and measure our operating performance, we focus on NOI, same-property NOI, funds from operations (“FFO”), Company FFO, net income attributable to Unitholders and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

•
NOI: revenues from our commercial properties operations less direct commercial property expenses (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses (“Hospitality NOI”).

•
Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, not of a recurring nature, or from LP Investments assets.

•
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of Brookfield Strategic Real Estate Partners III (“BSREP III”) FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation.

•	Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

•	Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI in our Core Office and Core Retail segments allows us to segregate the impact of leasing and operating initiatives on the portfolio from the impact of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income. We reconcile NOI to net income on page 13.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income on page 13 as we believe net income is the most comparable measure. We do not use FFO as a measure of cash flow generated from operating activities.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 13.

Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. We reconcile Net income attributable to Unitholders to net income on page 13 and Equity attributable to Unitholders to total equity on page 16.

FAIR VALUE OF INVESTMENT AND HOSPITALITY PROPERTIES

Investment properties
We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the statement of income. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

Substantially all of our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. The valuation methodology utilized is generally determined by asset class. Our office and retail assets are typically valued using a discounted cash flow methodology while our multifamily, triple net lease, self-storage, student housing, logistics and manufactured housing assets are typically valued using a direct capitalization methodology.

Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecast cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consist of contracted leases as a result of our core real estate portfolio having a combined 94% occupancy level and an average seven year lease life. Valuation assumptions, such as discount rates and terminal value multiples, are determined by the relevant investment professionals and applied to the cash flows to determine the values.

Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. Capitalization rates are determined by our investment professionals based on market data from comparable transactions and third-party reports.

Hospitality properties
Hospitality properties are valued annually, at December 31, with increases in fair value generally recognized as revaluation surplus in the statement of comprehensive income, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income. Our hospitality properties are valued on an individual location basis using a depreciated replacement cost approach. These valuations are generally prepared by external valuation professionals using information provided by management of the operating business. The fair value estimates for hospitality properties represent the estimated fair value of the property, plant and equipment of the hospitality business only and do not include any associated intangible assets.

Valuation methodology
All of our valuations are subject to various layers of review and controls as part of our financial reporting processes. These controls are part of our system of internal control over financial reporting that is assessed by management on an annual basis. Under the discounted cash flow model, the base cash flows are determined as part of our annual business planning process, prepared within each operating business and reviewed by the senior management teams responsible for each segment, along with senior investment professionals responsible for the relevant asset classes. Valuation assumptions such as discount rates and terminal capitalization rates are compared to market data, third party reports, research material and broker opinions as part of the review process.

External valuations
We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the three months ended March 31, 2019, we obtained external appraisals of 26 of our properties representing a gross property value of $11 billion (or 7% of the portfolio). These external appraisals were within 2% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to IFRS values.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of March 31, 2019 and December 31, 2018 and for the three months ended March 31, 2019 and 2018. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 16.

The following acquisitions and dispositions affected our consolidated results for the three months ended March 31, 2019 and 2018:

In our Core Office segment:

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In the fourth quarter of 2018, we sold 10 Shelley Street in Sydney for A$533 million ($379 million) and realized a gain of A$149 million ($104 million). We sold 12 Shelley Street in Sydney for A$270 million ($192 million) and realized a gain of A$111 million ($78 million). We sold Queen’s Quay Terminal in Toronto for C$261 million ($191 million) and realized a gain of C$173 million ($127 million). We sold our 25% interest in Jean Edmonds Tower in Ottawa for C$47 million ($34 million) and realized a gain of C$5 million ($4 million).

•
In the fourth quarter of 2018, we launched Brookfield Premier Real Estate Partners Pooling LLC Australia (“BPREP Australia”), an open-ended fund. We contributed interests in Jessie Street, 52 Goulburn Street and 680 George Street in Sydney and 235 St Georges Terrace in Perth to BPREP Australia. Our interest in BPREP Australia is 48%, with the remaining interests of 12% and 40% held by Brookfield Asset Management and external investors, respectively. We will continue to consolidate the properties contributed to BPREP Australia, except for 680 George Street, which we will continue to account for under the equity method.

•	In the third quarter of 2018, we acquired a development in the South Bronx, New York for consideration of $166 million.

•
In the third quarter of 2018, the partnership sold 27.5% of our interest in a portfolio of operating and development assets in New York. We retain control over and will continue to consolidate these assets. The interest was sold to our parent, which is currently in the process of syndicating its entire 27.5% equity interest to third-party investors.

In our Core Retail segment:

•
In the fourth quarter of 2018, we sold a 49% interest in Fashion Place in Utah for approximately $594 million. We retained joint control of the resulting joint venture and account for our remaining interest as an equity accounted investment.

•
On August 28, 2018, we acquired all of the outstanding shares of common stock of GGP (“GGP acquisition”) other than those shares previously held by the partnership and our affiliates, which represented a 34% interest in GGP prior to the acquisition. In the transaction, former GGP shareholders elected to receive, for each GGP common share, subject to proration, either $23.50 in cash or either one LP Unit or one BPR Unit. As a result of the GGP acquisition, 161 million BPR Units and 88 million LP Units were issued to former GGP shareholders. BPR Units represent a publicly traded U.S. REIT security structured to provide an economic return identical to LP Units. BPR Units provide their holders with the right to request that their units be redeemable for cash consideration. In the event BPR Unitholders exercise this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPR Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We present BPR Units as a component of non-controlling interest. We consolidated the results from BPR beginning August 28, 2018. The previous investment, which was reflected as an equity accounted investment, was derecognized at the time of acquisition.

In our LP Investments segment:

•
In the first quarter of 2019, BSREP III held its final close with total equity commitments of $15 billion. Prior to final close, we had committed to 25%, or a controlling interest in the fund and as a result, had previously consolidated the investments made to date. Upon final close, on January 31, 2019, we reduced our commitment to $1.0 billion, representing a 7% non-voting position. As a result, we lost control and deconsolidated our investment in the fund.

•	In the fourth quarter of 2018, we sold a logistics portfolio in the U.S. for approximately $3.4 billion and a realized gain of approximately $1.1 billion.

•
In the fourth quarter of 2018, we acquired a portfolio of mixed-use asset across the U.S. (“Forest City acquisition”) for consideration of $6,948 million, a student housing portfolio in France for consideration of €279 million ($318 million) and a hotel in Florida for consideration of $222 million. These are BSREP III investments and we have since deconsolidated them in the first quarter of 2019 as mentioned above.

•
In the third quarter of 2018, we acquired a 100% leasehold interest in 666 Fifth Avenue, a commercial office asset in New York, for consideration of $1,299 million, and two community malls in Shanghai for consideration of C¥728 million ($110 million). These are BSREP III investments and we have since deconsolidated them in the first quarter of 2019 as mentioned above.

•	In the third quarter of 2018, we sold a portfolio of 112 self-storage properties for approximately $1.3 billion, realized a gain of approximately $292 million.

•	In the second quarter of 2018, we acquired an office building in Chicago for consideration of $35 million and an office portfolio in Mumbai for consideration of ₨2,726 million ($41 million).

•	In the first quarter of 2018, we sold the Hard Rock Hotel and Casino in Las Vegas for $510 million.

The following acquisitions and dispositions of our equity accounted investments affected our income from unconsolidated properties results for the three months ended March 31, 2019 and 2018:

In our Core Retail segment:

•
In the fourth quarter of 2018, we sold a 49% interest in Fashion Place in Utah as described above. We retained joint control of the resulting joint venture and account for our remaining interest as an equity accounted investment.

For the purposes of the following comparison between the three months ended March 31, 2019 and 2018, the above transactions are referred to as the property transactions. In addition to the property transactions, we will use same-property NOI from our Core Office and Core Retail segments to evaluate our operating results.

Summary Operating Results

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Net income	$713	$1,023
Net income attributable to Unitholders(1)	333	530
NOI(1)	1,123	838
FFO(1)	258	228
Company FFO(1)	307	268

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 3. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 13.

Net income for the three months ended March 31, 2019 decreased to $713 million from $1,023 million for the same period in the prior year. Net income per unit attributable to Unitholders for the three months ended March 31, 2019 was $0.32 compared with $0.69 in the prior year. The decrease is primarily attributable to higher fair value gains recognized in the prior year primarily relating to obtaining control over Brookfield Global Real Estate Special Opportunities Inc. (“BGRESOI”) after converting our loan interest in the entity into a 100% common equity holder, as well as gains recognized on our logistics portfolio in the U.S and our office portfolio in India. These decreases were offset by incremental NOI from the GGP acquisition and property transactions since prior year. Also contributing to higher NOI is leasing activity from our existing investments, particularly our Core Office assets in Sydney, Los Angeles, and Calgary at average rents higher than expiring rents. There were also fair value gains recognized on 100 Bishopsgate in London as the development nears practical completion and our student housing portfolio in the United Kingdom from capitalization rate compression.

FFO increased to $258 million during the three months ended March 31, 2019 compared with $228 million during the same period in the prior year. The increase was driven by incremental NOI from the GGP acquisition, property transactions since prior year and leasing activity as mentioned above. These increases were partially offset by higher interest and general and administrative expenses due to the GGP acquisition and property transactions and the negative impact of foreign currency translation.

Operating Results

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Commercial property revenue	$1,474	$1,097
Hospitality revenue	491	482
Investment and other revenue	108	41
Total revenue	2,073	1,620
Direct commercial property expense	522	409
Direct hospitality expense	320	332
Investment and other expense	10	—
Interest expense	746	520
Depreciation and amortization	85	72
General and administrative expense	223	169
Total expenses	1,906	1,502
Fair value gains, net	370	617
Share of earnings from equity accounted investments	264	228
Income before taxes	801	963
Income tax expense (benefit)	88	(60)
Net income	$713	$1,023
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	380	493
Net income attributable to Unitholders(1)	$333	$530

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 3. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 13.

Our basic and diluted net income attributable to Unitholders per unit and weighted average units outstanding are calculated as follows:

	Three months ended Mar. 31,
(US$ Millions, except per share information)	2019	2018
Net income attributable to Unitholders - basic(1)	$333	$530
Dilutive effect of conversion of capital securities - corporate and options(2)	6	5
Net income attributable to Unitholders - diluted	$339	$535

Weighted average number of units outstanding - basic(1)	1,040.8	773.7
Conversion of capital securities - corporate and options	20.8	18.3
Weighted average number of units outstanding - diluted	1,061.6	792.0
Net income per unit attributable to Unitholders - basic(1)(2)	$0.32	$0.69
Net income per unit attributable to Unitholders - diluted(2)	$0.32	$0.68

(1)
Basic net income attributable to Unitholders per unit requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares.

(2)	Net income attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 3.

Commercial property revenue and direct commercial property expense

For the three months ended March 31, 2019, commercial property revenue increased by $377 million compared to the same period in the prior year due to the GGP acquisition, property acquisitions in our LP Investments segment and same-property growth in our Core Office segment, offset by property dispositions in our Core Office segment and the negative impact of foreign currency translation. The GGP acquisition resulted in consolidation of the investment which is contributing $340 million to commercial property revenue as compared to nil in the prior periods as the investment was previously accounted for under the equity method. The property transactions contributed to a $101 million increase in revenue. Our Core Office portfolio generated 6.5% same-property growth, largely driven by leasing activity in Sydney, Los Angeles, and Calgary.

Direct commercial property expense increased by $113 million largely due to the acquisition of GGP and additional expenses relating to the property transactions. The GGP acquisition resulted in consolidation of the investment which is contributing $97 million to commercial property expense as compared to nil in the prior periods as the investment was previously accounted for under the equity method. Margins in 2019 were 64.6%, an increase of 2% over 2018.

Commercial property NOI increased by $264 million to $952 million compared with $688 million during the same period in the prior year. The increase was primarily driven by the GGP transaction, property transactions and same-property growth in our Core Office portfolio.

Hospitality revenue and direct hospitality expense
For the three months ended March 31, 2019, hospitality revenue increased by $9 million compared to the same period in the prior year. This increase reflects strong performance at the Atlantis and completed renovations at various assets offset by the disposition of the Hard Rock Hotel and Casino in Las Vegas and the negative impact of foreign currency translation.

Direct hospitality expense decreased to $320 million for the three months ended March 31, 2019, compared to $332 million in the same period in the prior year primarily due to disposition activity, and the impact of foreign exchange. Margins were 34.8% for the three ended March 31, 2019, representing a 3.7% increase.

Hospitality NOI increased by $21 million to $171 million compared to $150 million during the same period in the prior year. The increase is primarily due to incremental NOI from completed renovations at various assets, partially offset by dispositions and the negative impact of foreign currency translation.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue increased by $67 million for the three months ended March 31, 2019 as compared to the same period in the prior year. The increase for the three months ended March 31, 2019 is primarily due to $39 million of fee revenues earned from our Core Retail joint ventures as a result of the GGP acquisition. Also contributing to the increase is higher development management and joint venture partner fees in Core Office as development activity has increased and we’ve sold interests in assets to a number of joint venture partners, though we continue to manage them and earn fees.

Investment and other expense increased to $10 million for the three months ended March 31, 2019 as compared to nil in the same period in the prior year.

Interest expense
Interest expense increased by $226 million for the three months ended March 31, 2019 as compared to the same period in the prior year. The majority of this increase was due to the assumption of debt obligations as a result of GGP acquisition. Additionally, an increase in variable interest rates during the year and other property acquisitions contributed to the increase, partially offset by disposition activity.

General and administrative expense
General and administrative expense increased by $54 million for the three months ended March 31, 2019 as compared to the same period in the prior year. These increases were primarily attributable to operating and transaction costs related to the GGP acquisition and investment activity.

Fair value gains, net
Fair value gains, net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

Fair value gains, net for our Core Office segment of $227 million for the three months ended March 31, 2019. These gains primarily related to our New York portfolio to reflect market conditions, 100 Bishopsgate in London as the development nears substantial completion and in our Australia portfolio driven by strong market demand, especially in Melbourne.

The prior year included fair value gains primarily related to realized gains from the disposition of our interests in Bay Adelaide Centre East and West Towers in Toronto and 1801 California Street in Denver and also included fair value gains on derivatives.

Fair value losses, net for our Core Retail segment were $9 million for the three ended March 31, 2019.

There were no fair value gains, net for the Core Retail segment in the prior period as the investment was previously accounted for under the equity method.

Fair value gains, net for our LP Investments segment for the three months ended March 31, 2019 were $180 million primarily due to gains in our student housing portfolio which resulted from capitalization rate compression.

The prior year included fair value gains from our logistics portfolio due to strengthened market conditions as well as our office portfolio in India, due to increases in market rent and new leasing activity.

In addition, for the three months ended March 31, 2019, we recorded fair value losses, net of $28 million (2018 - fair value gains, net of $200 million), primarily related to mark-to-market adjustments of financial instruments and the settlement of derivative contracts during the quarter. The prior year primarily related to obtaining control over BGRESOI after converting our loan interest in the entity and becoming the 100% common equity holder.

Share of net earnings from equity accounted investments
Our most material equity accounted investments are:

•	In Core Office - Canary Wharf and Manhattan West.

•	In Core Retail - Ala Moana Center in Hawaii, Fashion Show in Las Vegas and Grand Canal Shoppes in Las Vegas.

•	In LP Investments - the Diplomat hotel and our interest in the second value-add multifamily fund.

In the prior year our then 34% interest in GGP was accounted for under the equity method.

Our share of net earnings from equity accounted investments for the three months ended March 31, 2019 was $264 million, which represents an increase of $36 million compared to the prior year, primarily due to our share of net earnings earned from our Core Retail equity accounted investments compared to valuations losses in the prior year. This was partially offset by lower share of net earnings from equity accounted investments from Core Office due to a one-time gain in the prior year from tax restructuring at Canary Wharf and LP Investments due to dispositions.

Income tax expense (benefit)
The increase in income tax expense for the three months ended March 31, 2019 compared to the prior year is primarily due to 2018 legislative and entity tax status changes, as well as the recognition of previously unrecognized net operating losses that occurred in 2018.

Reconciliation of Non-IFRS measures
As described in the “Performance Measures” section on page 3, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

The following table reconciles NOI to net income for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Commercial property revenue	$1,474	$1,097
Direct commercial property expense	(522)	(409)
Commercial property NOI	952	688
Hospitality revenue	491	482
Direct hospitality expense	(320)	(332)
Hospitality NOI	171	150
Total NOI	1,123	838
Investment and other revenue	108	41
Share of net earnings from equity accounted investments	264	228
Interest expense	(746)	(520)
Depreciation and amortization	(85)	(72)
General and administrative expense	(223)	(169)
Investment and other expense	(10)	—
Fair value gains, net	370	617
Income before taxes	801	963
Income tax expense	(88)	60
Net income	$713	$1,023
Net income attributable to non-controlling interests	380	493
Net income attributable to Unitholders	$333	$530

The following table reconciles net income to FFO and Company FFO for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Net income	$713	$1,023
Add (deduct):
Fair value gains, net	(370)	(617)
Share of equity accounted fair value (gains) losses, net	(27)	(1)
Depreciation and amortization of real estate assets	69	65
Income tax expense (benefit)	88	(60)
Non-controlling interests in above items	(215)	(182)
FFO	$258	$228
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)	11	9
Transaction costs, net(1)	19	18
(Gains)/losses associated with non-investment properties, net(1)	(1)	—
Imputed interest(2)	14	13
BSREP III earnings(3)	6	—
Company FFO	$307	$268

(1)	Presented net of non-controlling interests.

(2)	Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

(3)
BSREP III is now accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Statement of Financial Position Highlights and Key Metrics

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Investment properties
Commercial properties	$66,886	$76,014
Commercial developments	3,623	4,182
Equity accounted investments	21,364	22,698
Property, plant and equipment	6,906	7,506
Cash and cash equivalents	2,542	3,288
Assets held for sale	404	1,004
Total assets	107,926	122,520
Debt obligations	50,914	63,811
Liabilities associated with assets held for sale	228	163
Total equity	44,752	46,740
Equity attributable to Unitholders(1)	$28,000	$28,284
Equity per unit(2)	$28.95	$28.72

(1)	Equity attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 3.

(2)	Assumes conversion of mandatorily convertible preferred shares. See page 16 for additional information.

As of March 31, 2019, we had $107,926 million in total assets, compared with $122,520 million at December 31, 2018. This $14,594 million decrease was primarily due to the deconsolidation of BSREP III investments, due to loss of control upon reducing our commitment to the fund on final close.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties decreased from $76,014 million at the end of 2018 to $66,886 million at March 31, 2019. The decrease was largely due to deconsolidation of BSREP III investments and the full or partial disposition of certain assets during the current year. These decreases were partially offset by the impact of the adoption of IFRS 16 which requires the recognition of right-of-use assets and increased the balance by $699 million. Additionally, asset acquisitions, incremental capital spent to maintain or enhance properties, valuation gains within our Core Office and LP Investments portfolio and the positive impact of foreign currency translation based on closing spot rates, contributed to the offset.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $3,623 million at March 31, 2019, a decrease of $559 million from the balance at December 31, 2018. The decrease is primarily due to deconsolidation of BSREP III investments, partially offset by incremental capital spend on our active developments, and a gain recognized at 100 Bishopsgate in London as the development is nearing completion.

The following table presents the changes in investment properties from December 31, 2018 to March 31, 2019:

	Mar. 31, 2019
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$76,014	$4,182
Acquisitions	393	11
Capital expenditures	288	212
Accounting policy change(1)	699	22
Dispositions(2)	(105)	—
Fair value gains, net	307	163
Foreign currency translation	89	36
Transfer between commercial properties and commercial developments	184	(184)
Impact of deconsolidation due to loss of control(3)	(10,701)	(798)
Reclassifications to assets held for sale and other changes	(282)	(21)
Investment properties, end of period	$66,886	$3,623

(1)	Includes the impact of the adoption of IFRS 16 through the recognition of right-of-use assets. See Note 2, Summary of Significant Accounting Policies for further information.

(2)	Property dispositions represent the carrying value on date of sale.

(3)	Includes the impact of the deconsolidation of BSREP III investments. See Note 4, Investment Properties for further information.

Equity accounted investments decreased by $1,334 million since December 31, 2018 primarily as a result of the deconsolidation of BSREP III during the first quarter of 2019, and the associated interests in properties held through joint ventures, primarily through Forest City.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Mar. 31, 2019
Equity accounted investments, beginning of period	$22,698
Additions	104
Disposals and return of capital distributions	(46)
Share of net earnings from equity accounted investments	264
Distributions received	(124)
Foreign currency translation	81
Reclassification to assets held for sale	—
Impact of deconsolidation due to loss of control(1)	(1,434)
Other comprehensive income and other	(179)
Equity accounted investments, end of period	$21,364

(1)	Includes the impact of the deconsolidation of BSREP III investments. See Note 4, Investment Properties for further information.

Property, plant and equipment decreased by $600 million since December 31, 2018, primarily due to deconsolidation of BSREP III investments, which include a portfolio of serviced apartments in the United Kingdom and two hotel properties in Florida. These decreases were offset by the positive impact of foreign currency translation related to our Center Parcs portfolio in the United Kingdom and capital spend during the current year.

As of March 31, 2019, assets held for sale primarily included a portfolio of office assets in California in our LP Investments segment.

The following table presents changes in our assets held for sale from December 31, 2018 to March 31, 2019:

(US$ Millions)	Mar. 31, 2019
Balance, beginning of period	$1,004
Reclassification to/(from) assets held for sale, net	285
Disposals	(921)
Fair value adjustments	33
Foreign currency translation	3
Balance, end of period	$404

Our debt obligations decreased to $50,914 million at March 31, 2019 from $63,811 million at December 31, 2018. Contributing to this decrease was deconsolidation BSREP III due to loss of control as mentioned above. The Forest City term debt and the BSREP III credit facilities are no longer being consolidated by the partnership. Also contributing to the decrease was the repayment of the partnership’s credit facilities. These decreases were partially offset by the addition of property-specific borrowings during the period and the positive impact of foreign currency translation.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Corporate borrowings	$1,234	$2,159
Funds subscription facilities	277	4,516
Non-recourse borrowings
Property-specific borrowings	43,293	50,407
Subsidiary borrowings	6,110	6,729
Total debt obligations	$50,914	$63,811
Current	6,089	5,874
Non-current	44,825	57,937
Total debt obligations	$50,914	$63,811

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Mar. 31, 2019	Dec. 31, 2018
Total equity	$44,752	$46,740
Less:
Interests of others in operating subsidiaries and properties	16,596	18,456
Preferred equity	156	—
Equity attributable to Unitholders	28,000	28,284
Mandatorily convertible preferred shares	1,629	1,622
Total equity attributable to Unitholders	29,629	29,906
Partnership units	953,304,504	971,144,432
Mandatorily convertible preferred shares	70,038,910	70,038,910
Total partnership units	1,023,343,414	1,041,183,342
Total equity attributable to Unitholders per unit	$28.95	$28.72

Equity attributable to Unitholders was $28,000 million at March 31, 2019, a decrease of $284 million from the balance at December 31, 2018. The decrease was a primarily due to repurchases of LP Units and BPR Units and distributions partially offset by net income during the period. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to Unitholders increased to $28.95 per unit at March 31, 2019 from $28.72 per unit at December 31, 2018.

Interests of others in operating subsidiaries and properties was $16,596 million at March 31, 2019, a decrease of $1,860 million from the balance of $18,456 million at December 31, 2018. The decrease was primarily a result of the deconsolidation of BSREP III.

SUMMARY OF QUARTERLY RESULTS

	2019	2018				2017
(US$ Millions, except per unit information)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue(1)	$2,073	$2,140	$1,828	$1,651	$1,620	$1,578	$1,510	$1,519
Direct operating costs(2)	842	837	793	716	741	707	668	689
Net income	713	858	722	1,051	1,023	958	659	664
Net income (loss) attributable to Unitholders	333	534	380	534	530	134	168	239
Net income (loss) per share attributable to Unitholders - basic	$0.32	$0.51	$0.44	$0.69	$0.69	$0.17	$0.22	$0.31
Net income (loss) per share attributable to Unitholders - diluted	$0.32	$0.51	$0.43	$0.68	$0.68	$0.17	$0.22	$0.31

(1)
We adopted IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenues from Contracts with Customers (“IFRS 15”), in 2018 using the modified retrospective method. The comparative information for periods prior to 2018 has not been restated and is reported under the accounting standards effective for those periods.

(2)
We adopted IFRS 16, Leases (“IFRS 16”) in 2019 using the modified retrospective method. The comparative information for periods prior to 2019 has not been restated and is reported under the accounting standards effective for those periods.

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income is also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Core Office, Core Retail, LP Investments and Corporate.

The following table presents FFO by segment:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Core Office	$124	$133
Core Retail	167	112
LP Investments	75	85
Corporate	(108)	(102)
FFO	$258	$228

The following table presents equity attributable to Unitholders by segment as of March 31, 2019 and December 31, 2018:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Core Office	$14,524	$14,199
Core Retail	13,689	14,136
LP Investments	5,010	5,204
Corporate	(5,223)	(5,255)
Total	$28,000	$28,284

Core Office

Overview
Our Core Office portfolio consists of interests in 143 high-quality office properties totaling over 96 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 12 million square feet of active office and multifamily developments. We believe these assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Office portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property NOI growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs from our development pipeline.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Office segment for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
FFO	$124	$133
Net income attributable to Unitholders	350	258

FFO from our Core Office segment was $124 million for the three months ended March 31, 2019 as compared to $133 million in the same period in the prior year. This decrease is largely attributable to dispositions as mentioned in property transactions and the negative impact of foreign currency translation. These decreases were partially offset by same-property growth.

Net income attributable to Unitholders increased by $92 million to $350 million during the three months ended March 31, 2019 as compared to $258 million during the same period in 2018. The increase is largely attributable to fair value gains primarily related to 100 Bishopsgate in London as the development nears substantial completion, valuation gains on our New York assets to reflect market conditions and valuation gains in Australia driven by strong market demand, especially in Melbourne. These increases were partially offset by dispositions and the negative impact of foreign currency translation.

Leasing Activity
The following table presents key operating metrics for our Core Office portfolio as at and for the three months ended March 31, 2019 and 2018:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Mar. 31, 2019	Mar. 31, 2018	Mar. 31, 2019	Mar. 31, 2018
Total portfolio:
NOI(1)	$269	$276	$102	$119
Number of properties	71	76	72	72
Leasable square feet (in thousands)	47,511	49,049	30,489	30,896
Occupancy	92.4%	91.5%	94.6%	94.4%
In-place net rents (per square foot)(2)	$29.43	$28.87	$45.39	$43.13
Same-property:
NOI(1,2)	$262	$246	$102	$100
Number of properties	68	68	70	70
Leasable square feet (in thousands)	46,874	46,824	30,484	30,479
Occupancy	92.4%	91.3%	94.6%	94.3%
In-place net rents (per square foot)(2)	$29.41	$28.55	$45.40	$44.43

(1)
NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property. See “Reconciliation of Non-IFRS Measures - Core Office” below for a description of the key components of NOI in our Core Office segment.

(2)	Presented using normalized foreign exchange rates, using the March 31, 2019 exchange rate.

NOI from our consolidated properties decreased to $269 million during the three months ended March 31, 2019 from $276 million in the same quarter in 2018. Dispositions in New York, Toronto, Sydney and Denver since prior year accounted for the decline but were partially offset by increased same-property NOI for our consolidated properties. Same-property NOI for our consolidated properties for the three months ended March 31, 2019 compared with the same period in the prior year increased by $16 million to $262 million. This increase was primarily the result of higher in-place net rents.

NOI from our unconsolidated properties, which is presented on a proportionate basis, decreased by $17 million to $102 million during the three months ended March 31, 2019, compared to $119 million during the period in the prior year. This decrease is due to dispositions since prior year and the negative impact of foreign currency translation. These decreases was partially offset by slightly higher same-property NOI.

The following table presents certain key operating metrics related to leasing activity in our Core Office segment for the three months ended March 31, 2019 and 2018:

	Total portfolio
(US$, except where noted)	Mar. 31, 2019	Mar. 31, 2018
Leasing activity (square feet in thousands)
New leases	631	595
Renewal leases	792	320
Total leasing activity	1,423	915
Average term (in years)	8.3	8.4
Year one leasing net rents (per square foot)(1)	$37.50	$29.68
Average leasing net rents (per square foot)(1)	41.21	33.96
Expiring net rents (per square foot)(1)	35.57	29.24
Estimated market net rents for similar space (per square foot)(1)	39.04	37.35
Tenant improvement and leasing costs (per square foot)	73.62	47.76

(1)	Presented using normalized foreign exchange rates, using the March 31, 2019 exchange rate.

For the three months ended March 31, 2019, we leased approximately 1.4 million square feet at average in-place net rents of $41.21 per square foot. Approximately 44% of our leasing activity represented new leases. Our overall Core Office portfolio’s in-place net rents are currently 10% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years as we sign new leases. For the three months ended March 31, 2019, tenant improvements and leasing costs related to leasing activity were $73.62 per square foot, compared to $47.76 per square foot in the prior year.

We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis, including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

Valuation Metrics
The key valuation metrics for commercial properties in our Core Office segment on a weighted-average basis are as follows:

	Mar. 31, 2019			Dec. 31, 2018
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	6.8%	5.6%	12	6.9%	5.6%	12
Canada	6.0%	5.4%	10	6.0%	5.4%	10
Australia	6.9%	6.3%	10	7.0%	6.2%	10
Brazil	9.7%	7.7%	6	9.6%	7.7%	6
Unconsolidated properties
United States	6.9%	4.9%	10	6.6%	5.1%	10
Australia	6.5%	5.4%	10	6.7%	5.7%	10
Europe(1)	4.7%	4.9%	10	4.7%	4.9%	10

(1)
Certain properties in Europe accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

Financial Position
The following table provides an overview of the financial position of our Core Office segment as at March 31, 2019 and December 31, 2018:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Investment properties
Commercial properties	$22,106	$21,350
Commercial developments	2,470	2,182
Equity accounted investments	8,479	8,365
Participating loan interests	280	268
Accounts receivable and other	1,155	1,218
Cash and cash equivalents	742	678
Assets held for sale	34	34
Total assets	$35,266	$34,095
Debt obligations	12,066	11,922
Capital securities	886	813
Accounts payable and other liabilities	1,923	1,345
Deferred tax liability	1,009	953
Non-controlling interests of others in operating subsidiaries and properties	4,858	4,863
Equity attributable to Unitholders	$14,524	$14,199

Equity attributable to Unitholders increased by $325 million to $14,524 million at March 31, 2019 from $14,199 million at December 31, 2018. The increase was primarily a result of income earned in the current period.

Commercial properties totaled $22,106 million at March 31, 2019, compared to $21,350 million at December 31, 2018. The increase was driven primarily by the adoption of IFRS 16 which requires the the recognition of right-of-use assets, as well as incremental capital spent to maintain or enhance properties and the positive impact of foreign currency translation based on spot rates.

Commercial developments increased by $288 million from December 31, 2018 to March 31, 2019. The increase was primarily due to incremental capital spend on our active developments and a gain recognized at 100 Bishopsgate in London as the development is nearing completion.

The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2018 to March 31, 2019:

(US$ Millions)	Mar. 31, 2019
Equity accounted investments, beginning of period	$8,365
Additions	51
Disposals and return of capital distributions	(1)
Share of net income, including fair value gains	164
Distributions received	(8)
Foreign currency translation	82
Other	(174)
Equity accounted investments, end of period	$8,479

Equity accounted investments increased by $114 million since December 31, 2018 to $8,479 million at March 31, 2019. The increase was driven by our share of income, contributions to our development assets held in joint ventures and the positive impact of foreign currency translation, partially offset by the change in treatment of Brookfield Premier Real Estate Partners Pooling LLC (“BPREP”) from an equity accounted investment to financial asset due to reduction in our ownership.

Debt obligations increased from $11,922 million at December 31, 2018 to $12,066 million at March 31, 2019. This increase is the result of refinancing activity of property-level debt related to office properties and drawdowns on existing facilities to fund capital expenditures on development properties and the positive impact of foreign currency translation.

The following table provides additional information on our outstanding capital securities – Core Office:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Mar. 31, 2019	Dec. 31, 2018
Brookfield Office Properties Inc. (“BPO”) Class B Preferred Shares:
Series 1(2)	3,600,000	70% of bank prime	—	—
Series 2(2)	3,000,000	70% of bank prime	—	—
Capital Securities – Fund Subsidiaries			886	813
Total capital securities			$886	$813

(1)
BPO Class B Preferred Shares, Series 1 and 2 capital securities are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

We had $886 million of capital securities – fund subsidiaries outstanding at March 31, 2019 as compared to $813 million at December 31, 2018. Capital securities – fund subsidiaries includes $823 million (December 31, 2018 - $775 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund, which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $63 million at March 31, 2019 (December 31, 2018 - $38 million) which represents the equity interests held by the partnership’s co-investor in the Brookfield D.C. Office Partners LLC ("D.C.Fund"), which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Office segment as of March 31, 2019:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost				Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
100 Bishopsgate, London	938	938	Q2 2020	68%		£875		£788		£515		£410
655 New York Avenue, Washington, D.C.(2)	766	383	Q1 2021	63%		$285		$282		$200		$137
One Manhattan West, Midtown New York(2)	2,081	853	Q3 2020	86%		$778		$568		$554		$305
1 Bank Street, London(2)	715	358	Q4 2020	40%		£257		£210		£225		£130
ICD Brookfield Place, Dubai (2)	1,156	578	Q2 2021	17%	AED	1,420	AED	1,000	AED	875	AED	545
Wood Wharf - Office, London(2)	423	211	Q2 2021	44%		£125		£16		£—		£—
Bay Adelaide North, Toronto	820	820	Q4 2022	78%	C$	498	C$	90	C$	350	C$	—
Two Manhattan West, Midtown New York(2)	1,955	1,095	Q4 2023	—%		$1,329		$224		$—		$—
Multifamily:
Principal Place - Residential, London(2)(3)	303	152	Q4 2019	n/a		£190		£162		£122		£100
Wood Wharf - 10 Park Drive, London(2)(3)	269	135	Q2 2020	n/a		£102		£84		£80		£34
Studio Plaza, Maryland(2)	343	296	Q2 2020	n/a		$106		$106		$69		$61
Southbank Place(2)(3)	669	167	Q4 2019	n/a		£232		£162		£126		£62
Wood Wharf - 8 Water Street & 2 George Street, London(2)	371	186	Q4 2020	n/a		£151		£105		£96		£51
Newfoundland, London(2)	545	273	Q2 2021	n/a		£249		£200		£174		£80
Greenpoint Landing Building F, New York(2)	348	331	Q1 2021	n/a		$347		$220		$208		$40
Wood Wharf - One Park Drive, London(2)(3)	430	215	Q2 2021	n/a		£221		£107		£135		£—
Total	12,132	6,991

(1)	Net of NOI earned during stabilization.

(2)	Presented on a proportionate basis at our ownership interest in each of these developments.

(3)	Represents condominium/market sale developments.

Our development pipeline consists of prominent, large-scale projects located primarily in the high growth markets of London and New York. For the office developments, we generally look to secure anchor leases before launching the projects. We monitor the scope and progress of our active developments and have an established track record of completion on time and within budget total costs. We have recently completed office towers in the prime markets of Toronto, London, and Perth and completed two urban multifamily developments in New York. In the near term we expect to complete two landmark office towers in New York and London. Our recently completed developments, along with our active pipeline are a large contributing factor to our target growth of 10% to 12% on our Core Office portfolio.

Reconciliation of Non-IFRS Measures – Core Office

The key components of NOI in our Core Office segment are presented below:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Commercial property revenue	$471	$500
Hospitality revenue(1)	2	5
Direct commercial property expense	(202)	(225)
Direct hospitality expense(1)	(2)	(4)
Total NOI	$269	$276

(1)	Hospitality revenue and direct hospitality expense with our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.

The following table reconciles Core Office NOI to net income for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Same-property NOI	$262	$246
Currency variance	—	7
NOI related to acquisitions and dispositions	7	23
Total NOI	269	276
Investment and other revenue	40	27
Interest expense	(148)	(157)
Depreciation and amortization on real estate assets	(4)	(3)
General and administrative expense	(52)	(41)
Fair value gains (losses), net	227	77
Share of net earnings from equity accounted investments	164	254
Income before taxes	496	433
Income tax (expense) benefit	(42)	(107)
Net income	454	326
Net income attributable to non-controlling interests	104	68
Net income attributable to Unitholders	$350	$258

The following table reconciles Core Office net income to FFO for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Net income	$454	$326
Add (deduct):
Fair value gains, net	(227)	(77)
Share of equity accounted fair value losses (gains), net	(102)	(185)
Depreciation and amortization of real estate assets	1	—
Income tax expense (benefit)	42	107
Non-controlling interests in above items	(44)	(38)
FFO	$124	$133

The following table reconciles Core Office share of net earnings from equity accounted investments for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Unconsolidated properties NOI	$102	$119
Unconsolidated properties fair value gains, net	102	185
Other expenses	(40)	(50)
Share of net earnings from equity accounted investments	$164	$254

Core Retail

Overview
Our Core Retail segment consists of 123 best-in-class regional malls and urban retail properties containing over 121 million square feet in the United States. These assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Retail portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property NOI growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs from our development pipeline.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Retail segment for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
FFO	$167	$112
Net income attributable to Unitholders	105	(158)

FFO earned in our Core Retail segment for the three months ended March 31, 2019 was $167 million compared to $112 million for the same period in the prior year. FFO increased due to higher NOI from our incremental ownership subsequent to the GGP acquisition in the third quarter of 2018 compared to our 34% ownership in GGP in the prior year. These increases were partially offset by higher interest expense, including new corporate acquisition debt, and general and administrative expenses associated with our incremental ownership.

Net income attributable to Unitholders increased by $263 million to $105 million for the three months ended March 31, 2019 as compared to $(158) million during the same period in the prior year. The increase in net income attributable to Unitholders is primarily attributable to FFO earnings from our incremental ownership in GGP and the prior year fair value losses recognized on our equity accounted investment prior to the GGP acquisition.

Leasing Activity
The following table presents key operating metrics in our Core Retail portfolio as at and for the three months ended March 31, 2019 and 2018:

(US$ Millions, except where noted)	Mar. 31, 2019	Mar. 31, 2018
NOI:
Total portfolio(1)	$430	$189
Number of malls and urban retail properties	123	125
Leasable square feet (in thousands)	121,228	122,516
Occupancy(2)	95.3%	95.4%
In-place net rents (per square foot)(2)	$62.17	$62.25
NOI Weighted Sales (per square foot)(2)	$765	$738

(1)
NOI is presented on a proportionate basis. The current period represents 3 months of our consolidated results of BPR. The prior period represents 3 months of activity from our 34% interest in GGP (prior to the GGP acquisition in the third quarter of 2018).

(2)	Presented on a same-property basis.

NOI, which is presented on a proportionate basis, increased to $430 million for the three months ended March 31, 2019, due to our increased ownership in GGP in the current period.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases for the trailing 12 months compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total Portfolio
(US$, except where noted)	Mar. 31, 2019	Mar. 31, 2018
Number of leases	1,105	1,384
Leasing activity (square feet in thousands)	4,488	3,983
Average term in years	7.5	6.8
Initial rent per square foot(1)	$61.55	$60.13
Expiring rent per square foot(2)	57.45	53.30
Initial rent spread per square foot	4.10	6.83
% change	7.1%	12.8%
Tenant allowances and leasing costs	$46	$49

(1)	Represents initial rent over the term consisting of base minimum rent and common area costs.

(2)	Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

Through March 31, 2019, we leased approximately 4.5 million square feet at initial rents approximately 7.1% higher than expiring net rents on a suite-to-suite basis.

Our Core Retail portfolio same-store occupancy rate at March 31, 2019 was 95.3%, relatively flat with the same period of the prior year. In our Core Retail segment, we use same-store in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent plus reimbursements of common area costs, and real estate taxes. Same-store in-place rents decreased slightly to $62.17 at March 31, 2019 from $62.25 at March 31, 2018.

Valuation Metrics
The key valuation metrics of the properties in our Core Retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate, terminal capitalization rate, and timing or variability of cash flows.

	Mar. 31, 2019			Dec. 31, 2018
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	7.1%	6.0%	12	7.1%	6.0%	12
Unconsolidated properties
United States	6.6%	5.3%	11	6.6%	5.3%	11

Financial Position

The following table presents an overview of the financial position of our Core Retail segment as at March 31, 2019 and December 31, 2018:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Investment properties
Commercial properties	$17,325	$17,224
Commercial developments	415	383
Equity accounted investments	11,210	11,158
Accounts receivable and other	682	646
Cash and cash equivalents	201	247
Total assets	29,833	29,658
Debt obligations	13,614	13,052
Accounts payable and other liabilities	669	674
Deferred tax liability	86	23
Non-controlling interest	1,775	1,773
Equity attributable to Unitholders	$13,689	$14,136

Equity attributable to Unitholders in the Core Retail segment decreased by $(447) million at March 31, 2019 from December 31, 2018 primarily due to distribution of income during the period and the $95 million standard issuer bid buyback of BPR Units in the first quarter of 2019.

The following table presents a roll-forward of our partnership’s equity accounted investments for the year ended March 31, 2019:

(US$ Millions)	Mar 31, 2019
Equity accounted investments, beginning of year	$11,158
Additions, net of disposals	(1)
Share of net earnings from equity accounted investments	87
Distributions received	(18)
Foreign currency translation and other	(16)
Equity accounted investments, end of year	$11,210

Equity accounted investments increased by $52 million to $11,210 million, primarily due to share of net earnings from BPR’s property-level joint ventures earned during the period, partially offset by distributions received.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Retail segment as of March 31, 2019:

	Stabilized year	Cost
(Millions, except square feet in thousands)		Total	To-date(1)
The SoNo Collection, Connecticut	2022	$451	$233
Total		451	233

(1)	Projected costs and investments to date exclude capitalized interest and internal overhead.

Our Core Retail portfolio consists of high-quality and well-located malls across the United States. We believe that our operating and development capabilities allows us to drive higher returns from opportunities though redevelopment, densification and expansion of our portfolio. Redevelopment of existing properties allows for the recapture of unproductive anchor boxes to re-tenant them with other retail uses, food and beverage or entertainment tenants that we believe will drive foot traffic to our malls. Densification will utilize our development expertise in other sectors to bring in new and complimentary uses on the well-located properties. Expansion allows us to invest in land and further add to the retail offerings at our high-quality malls. Our development and redevelopment pipeline consists of an expansion project at the Staten Island Mall in New York, a ground up development in Norwalk, Connecticut and various other development projects. We monitor the scope and progress of our active developments in our Core Retail and expect them to be completed by the expected stabilized year and targeted total cost.

Reconciliation of Non-IFRS Measures – Core Retail

The key components of NOI in our Core Retail segment are presented below:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Commercial property revenue	$340	$—
Direct commercial property expense	(97)	—
Total NOI	$243	$—

The following table reconciles Core Retail net income to net income attributable to Unitholders for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Total NOI	$243	$—
Investment and other revenue	39	—
Interest expense	(151)	—
Depreciation and amortization on real estate assets	(6)	—
General and administrative expense	(70)	—
Fair value gains, net	(9)	—
Share of net earnings from equity accounted investments	87	(158)
Income before taxes	133	(158)
Income tax (expense)	(9)	—
Net income	$124	$(158)
Net income attributable to non-controlling interests	19	—
Net income attributable to Unitholders	$105	$(158)

The following table reconciles Core Retail net income to FFO for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Net income	$124	$(158)
Add (deduct):
Share of equity accounted fair value (gains), net	50	270
Fair value losses (gains) losses, net	9	—
Income tax (benefit) expense	9	—
Non-controlling interests in above items	(25)	—
FFO	$167	$112

The following table reconciles Core Retail share of net earnings from equity accounted investments for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Unconsolidated properties NOI	$235	$189
Unconsolidated properties fair value (losses) gains, net and income tax expense	(50)	(270)
Other expenses	(98)	(77)
Share of net earnings from equity accounted investments	$87	$(158)

LP Investments (formerly referred to as Opportunistic)

Overview
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing. We target an average 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles.

The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•
Brookfield Strategic Real Estate Partners I (“BSREP I”) - 31% interest in BSREP I, which is an opportunistic real estate fund with $4.4 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in year 7 of its life, is fully invested and is starting to have realizations.

•
Brookfield Strategic Real Estate Partners II (“BSREP II”) - 26% interest in BSREP II, which is an opportunistic real estate fund with $9.0 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in year 4 of its life and is fully invested.

•	BSREP III - 7% interest in BSREP III, which is an opportunistic real estate fund with $15.0B in committed capital in aggregate, targeting gross returns of 20%; the fund is in its first year.

•
A blended 36% interest in two value-add multifamily funds totaling $1.8 billion targeting gross returns of 16%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•	A 33% interest in a $600 million fund which owns the Atlantis Paradise Island resort in the Bahamas.

•	A blended 13% interest in a series of U.S. real estate debt funds totaling $5.4 billion which seek to invest in U.S. commercial real estate debt secured by properties in strategic locations.

While our economic interest in these funds are less than 50% in each case, we generally consolidate the portfolios held through the LP Investments as Brookfield Asset Management’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III as our interest does not provide us with control over the investments and therefore is accounted for as a financial asset.

Summary of Operating Results
Our LP investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets, or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to support our target distributions.

The following table presents distributions received on our LP Investments in Brookfield-sponsored real estate opportunity funds received on sale or refinancing events within the funds for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Return of invested capital	$27	$47
Distribution of earnings and gains on invested capital	352	112
Total LP Investments distributions	$379	$159
Less: Incentive fees	$(71)	$(9)
Total LP Investments distributions, net	$308	$150

During the three months ended March 31, 2019, distribution of earnings and gains on invested capital primarily related to distributions of income from our office assets in India and Brazil as well as Center Parcs in the United Kingdom, as well as the realization gains on the disposition of multifamily assets in our second value-add multifamily fund. Total LP Investments distributions for the three months ended March 31, 2019 were net of incentive fees primarily from the disposition of multifamily assets and upfinancing of our office portfolio in India as several developments near completion. Distribution of earnings and gains on invested capital in the prior periods are primarily due to distributions of income from our office and multifamily assets.

The following table presents FFO and net income attributable to Unitholders in our LP Investments segment for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
FFO	75	85
Net income attributable to Unitholders	15	147

FFO decreased by $10 million for the three months ended March 31, 2019 primarily driven by disposition activity as mentioned in the property transactions, which includes higher NOI in the prior year from our self storage and industrial portfolios in the U.S. which were sold in the third and fourth quarters of 2018, respectively, higher interest expense and the negative impact of foreign currency translation. These decreases were partially offset by NOI earned from the property transactions. These acquisitions contributed incremental NOI of $80 million for the three months ended March 31, 2019.

Net income attributable to Unitholders decreased for the three months ended March 31, 2019, driven by higher prior year fair value gains, particularly related to our industrial portfolio in the U.S. and our office assets in India, and a gain on extinguishment of debt associated with the sale of the Hard Rock Hotel and Casino. These decreases were partially offset by current year fair value gains in our student housing portfolio due to capitalization rate compression as well incremental income relating to the property transactions.

Financial Position
The following table presents an overview of the financial position of our LP Investments segment as at March 31, 2019 and December 31, 2018:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Investment properties	$28,193	$39,057
Property, plant and equipment	6,666	7,333
Equity accounted investments	1,675	3,175
Accounts receivable and other	4,222	5,777
Cash and cash equivalents	1,564	2,298
Assets held for sale	370	970
Total assets	$42,690	$58,610
Debt obligations	24,000	36,678
Capital securities	431	460
Accounts payable and other liabilities	3,075	4,303
Liabilities associated with assets held for sale	228	163
Non-controlling interests of others in operating subsidiaries and properties	9,946	11,802
Equity attributable to Unitholders	$5,010	$5,204

The decrease in investment properties is primarily the result of the deconsolidation of BSREP III investments and the reclassification of a portfolio of office assets in California to assets held for sale, partially offset by property transactions since prior year, mostly in our office portfolios. Additionally, we had valuation gains from our student housing portfolio in the United Kingdom.

The decrease in property, plant and equipment is the result of the deconsolidation of BSREP III investments, which include a portfolio of serviced apartments in the United Kingdom and two hotel properties in Florida. These decreases were offset by the positive impact of foreign currency translation related to our Center Parcs portfolio in the United Kingdom and capital spend during the current year.

Equity accounted investments decreased during the three months ended March 31, 2019 primarily due to the deconsolidation of BSREP III during the first quarter of 2019, primarily Forest City’s interests in properties held through joint ventures as well as distributions of income and return of capital during the period. These decreases were partially offset by net income from these investments and the positive impact of foreign currency translation.

Assets held for sale and related liabilities as of March 31, 2019 includes four triple-net lease assets in the U.S., a portfolio of office assets in California, two office assets in the U.S., and an interest in one office asset in Brazil, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Debt obligations decreased due to the deconsolidation of BSREP III as mentioned in property transactions.

Reconciliation of Non-IFRS Measures - LP Investments
The following table reconciles LP Investments NOI to net income for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Commercial property revenue	$663	$597
Hospitality revenue	489	477
Direct commercial property expense	(223)	(184)
Direct hospitality expense	(318)	(328)
Total NOI	611	562
Investment and other revenue	26	13
Interest expense	(381)	(295)
General and administrative expense	(56)	(93)
Investment and other expense	(10)	—
Depreciation and amortization	(75)	(69)
Fair value gains, net	180	340
Share of net earnings from equity accounted investments	13	132
Income before taxes	308	590
Income tax expense	(36)	(17)
Net income	272	573
Net income attributable to non-controlling interests	257	426
Net income attributable to Unitholders	$15	$147

The following table reconciles LP Investments net income to FFO for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Net income	$272	$573
Add (deduct):
Fair value gains, net	(180)	(340)
Share of equity accounted fair value (gains), net	24	(86)
Depreciation and amortization of real estate assets	69	65
Income tax expense	36	17
Non-controlling interests in above items	(146)	(144)
FFO	$75	$85

Corporate
Certain amounts are allocated to our corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our corporate segment for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
FFO	$(108)	$(102)
Net income attributable to Unitholders	(137)	282

FFO was a loss of $108 million (2018 - loss of $102 million) for the three months ended March 31, 2019.

Interest expense contributes to this loss for the three months ended March 31, 2019, interest expense totaled $66 million (2018 - $68 million), which reflects $43 million (2018 - $54 million) of interest expense paid on capital securities and $23 million (2018 - $14 million) of interest expense on our credit facilities.

Another component of FFO is general and administrative expense, which, for the three months ended March 31, 2019 which was $45 million (2018 - $35 million) and consists of $24 million (2018 - $24 million) of asset management fees, equity enhancement fees of $4 million (2018 - nil) and $17 million (2018 - $11 million) of other corporate costs.

For the three months ended March 31, 2019, we also recorded an income tax expense of $1 million (2018 - income tax benefit of $184 million), allocated to the corporate segment related to the decrease of deferred tax liabilities of our holding companies and their subsidiaries. The benefit in the prior year related to a decrease of deferred tax liabilities of our holding companies and their subsidiaries.

Financial Position
The following table presents equity attributable to Unitholders at the corporate level:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Accounts receivable and other	$102	$92
Cash and cash equivalents	35	65
Total assets	137	157
Debt obligations	1,234	2,159
Capital securities	1,851	2,112
Deferred tax liabilities	108	91
Accounts payable and other liabilities	1,994	1,032
Preferred equity	156	—
Non-controlling interests	17	18
Equity attributable to Unitholders	$(5,223)	$(5,255)

The corporate balance sheet includes corporate debt and capital securities from our partnership. The increase in equity attributable to Unitholders is due to repayment of our credit facilities and redemptions of Class B Junior Preferred Shares, partially offset by an increase in loans and notes payable due to Brookfield Asset Management.

In the first quarter 2019, we issued $156 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 (“Preferred Equity Units”) at a coupon rate of 6.5% per annum, payable quarterly in arrears. The partnership granted the underwriters of the Preferred Equity Units, the right to purchase up to $24 million of the Preferred Equity Units, exercisable 30 days after the initial offering.

In addition, as at March 31, 2019, we had $15 million (December 31, 2018 - $16 million) of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Mar. 31, 2019	Dec. 31, 2018
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$565	$562
Series 2	24,000,000	6.50%	539	537
Series 3	24,000,000	6.75%	525	523
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares(1)	6,040,000	7.64%	151	420
Brookfield Property Split Corp. Senior Preferred Shares:
Class A Series 1	924,390	5.25%	23	23
Class A Series 2	699,165	5.75%	13	13
Class A Series 3	909,814	5.00%	17	17
Class A Series 4	940,486	5.20%	18	17
Total capital securities - corporate			$1,851	$2,112

(1)	In the first quarter of 2019, $269 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred Shares, held by Brookfield Asset Management, were redeemed.

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles Corporate net income to net income attributable to Unitholders for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Net income (loss)	$(137)	$282
Net income attributable to non-controlling interests	—	—
Net income (loss) attributable to Unitholders	$(137)	$282

The following table reconciles Corporate net income to FFO for the three months ended March 31, 2019 and 2018:

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Net income (loss)	$(137)	$282
Add (deduct):
Fair value (gains) losses, net	28	(200)
Income tax expense	1	(184)
FFO	$(108)	$(102)

LIQUIDITY AND CAPITAL RESOURCES
The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at March 31, 2019, capital totaled $99 billion (December 31, 2018 - $114 billion).

We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;

•	Debt service requirements;

•	Distributions to Unitholders;

•	Capital expenditures deemed mandatory, including tenant improvements;

•	Development costs not covered under construction loans;

•	Unfunded committed capital to funds;

•	Investing activities which could include:

◦	Discretionary capital expenditures;

◦	Property acquisitions;

◦	Future developments; and

◦	Repurchase of our units.

We plan to meet these liquidity needs by accessing our group-wide liquidity of $5,876 million at March 31, 2019 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Proportionate cash retained at subsidiaries	$1,969	$2,057
Proportionate availability under credit facilities	2,541	3,092
Proportionate availability under construction facilities	1,366	1,544
Group-wide liquidity(1)	$5,876	$6,693

(1)	This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)	Mar. 31, 2019
Remainder of 2019	$3,947
2020	5,522
2021	7,725
2022	3,017
2023	4,000
2024 and thereafter	13,163
Deferred financing costs	(234)
Secured debt obligations	$37,140
Debt to capital ratio	52.7%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2019-2020. Currently, our debt to capital ratio is 52.7%. We are focused on decreasing our debt to capital ratio to 50% through repayment of capital securities and credit facilities with cash flows that we expect from the completion of our active development pipeline with completion dates in 2019 to 2023.

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at March 31, 2019. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership.

For the three month periods ended March 31, 2019 and 2018, the partnership made distributions to Unitholders of $320 million (2018 - $221 million). This compares to cash flow from operating activities of $1,478 million and $378 million for each period. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to Unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. Distributions made to Unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to Unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions would cause downward pressure on our operating margins and asset values as a result of lower demand for space.

The majority of our properties are located in North America, Europe and Australia, with a growing presence in South America and Asia. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants. In addition, our retail tenants face competition from retailers at other regional malls, outlet malls and other discount shopping centers, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage rent payable by certain retail tenants and adversely affect our revenues and cash flows.

As owners of office and retail properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” below for further details.

For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2018 annual report on Form 20-F.

Credit Risk
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 8.6% of our Core Office segment tenant base and, as at March 31, 2019, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at March 31, 2019:

Tenant	Primary location	Credit rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	8.6%
Morgan Stanley	NY/Toronto/London	A-	2.6%
Barclays	London	BBB-	1.9%
CIBC World Markets(3)	Calgary/NY/Toronto	AA	1.9%
Suncor Energy Inc.	Calgary	BBB+	1.7%
Cenovus	Calgary	BB+	1.5%
Bank of Montreal	Calgary/Toronto	AA	1.5%
Deloitte	Various	Not Rated	1.4%
Bank of America | Merrill Lynch	Various	A-	1.3%
Amazon	NY/London	A-	1.2%
Total			23.6%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.

(2)	Prior to considering the partnership’s interest in partially-owned properties.

(3)
CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our Core Retail portfolio as at March 31, 2019. The largest ten tenants in our portfolio accounted for approximately 21.6% of minimum rents, tenant recoveries and other.

Tenant	Primary Brands	Exposure (%)(1)
L Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK	3.8%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA, House of Hoops, SIX:02	3.0%
The Gap, Inc.	Gap, Banana Republic, Old Navy, Athleta	2.6%
LVMH	Louis Vuitton, Sephora	2.4%
Forever 21 Retail, Inc.	Forever 21	2.0%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.7%
Ascena Retail Group	Dress Barn, Justice, Lane Bryant, Maurices, Ann Taylor, Loft	1.6%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	1.5%
Express, Inc.	Express, Express Men, Express Factory	1.5%
American Eagle Outfitters, Inc.	American Eagle Outfitters, Aerie	1.5%
Total		21.6%

(1)	Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 8% of our Core Office and Core Retail leases mature annually up to 2023. Our Core Office and Core Retail leases has a weighted average remaining lease life of approximately 7.3 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our Core Office and Core Retail portfolios at March 31, 2019, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2018	2019	2020	2021	2022	2023	2024	2025 and beyond	Total
Core Office	5,211	1,808	4,493	5,420	4,944	5,864	4,336	4,486	41,438	78,000
Total % expiring	6.7%	2.3%	5.8%	6.9%	6.3%	7.5%	5.6%	5.8%	53.1%	100.0%
Core Retail(1)	2,610	4,010	5,747	5,735	5,559	5,086	5,378	4,449	15,591	54,165
Total % expiring	4.7%	7.4%	10.6%	10.6%	10.3%	9.4%	9.9%	8.2%	28.9%	100.0%

(1)	Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

Tax Risk
We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

Environmental Risk
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove such substances or remediate such locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any material pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of over six years.

Insurance Risk
Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates. We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe).

Interest Rate and Financing Risk
We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year and to maintain relationships with a large number of lenders to limit exposure to any one counterparty.

Approximately 49 % of our outstanding debt obligations at March 31, 2019 are floating rate debt compared to 47% at December 31, 2018. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $250 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $5 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At March 31, 2019, our consolidated debt to capitalization was 52% (December 31, 2018 – 56%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the three months ended March 31, 2019, approximately 29% of our assets and 24% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

DERIVATIVE FINANCIAL INSTRUMENTS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	Interest rate caps to hedge interest rate risk on certain variable rate debt.

Interest Rate Hedging
The following table provides our outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of March 31, 2019 and December 31, 2018:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Mar. 31, 2019	Interest rate caps of US$ LIBOR debt	$6,632	1.8% - 6.0%	Apr. 2019 - Sep. 2023	$1
	Interest rate swaps of US$ LIBOR debt	2,947	1.6% - 2.7%	Feb. 2020 - Feb. 2024	(39)
	Interest rate caps of £ LIBOR debt	950	2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate swaps of £ LIBOR debt	68	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	108	1.3%	Apr. 2021	—
	Interest rate swaps of C$ LIBOR debt	50	3.0%	Oct. 2020	—
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2019	(117)
	Cross currency swaps of C$ LIBOR Debt	350	4.30%	Mar. 2024	(4)
	Cross currency swaps of US$ LIBOR Debt	613	4.74% - 4.97%	Oct. 2021 - Jul. 2023	(18)
Dec. 31, 2018	Interest rate caps of US$ LIBOR debt	$8,180	2.3% - 6.0%	Jan. 2019 - Sep. 2023	$2
	Interest rate swaps of US$ LIBOR debt	1,731	1.6% - 2.8%	Feb. 2020 - May 2024	(2)
	Interest rate caps of £ LIBOR debt	486	2.0%	Apr. 2020 - Jan. 2021	—
	Interest rate swaps of £ LIBOR debt	67	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	115	1.0% - 1.3%	Apr. 2020 - Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	176	3.0%	Oct. 2020 - Oct. 2022	—
	Interest rate swaps of C$ LIBOR debt	56	4.6%	Sep. 2023	—
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2019	(114)

For the three months ended March 31, 2019, the amount of hedge ineffectiveness recorded in earnings in connection with the our interest rate hedging activities was $2 million (2018 - nil).

Foreign Currency Hedging
The following table provides our outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of March 31, 2019 and December 31, 2018:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Mar. 31, 2019	Net investment hedges		€186	€0.79/$ - €0.89/$	Apr. 2019 - Jun. 2020	$6
	Net investment hedges		£2,442	£0.70/$ - £0.79/$	Apr. 2019 - Sep. 2020	57
	Net investment hedges	A$	1,149	A$1.36/$ - A$1.42/$	Jun. 2019 - Sep. 2020	11
	Net investment hedges	C¥	205	C¥6.35/$ - C¥6.86/$	May. 2019 - Aug. 2019	(2)
	Net investment hedges	C$	118	C$1.29/$ - C$1.34/$	Oct. 2019 - Nov. 2019	2
	Net investment hedges	₩	1,058,939	₩1,097.20/$ - ₩1,130.90/$	Aug. 2019 - Mar. 2020	19
	Net investment hedges	Rs	24,692	Rs67.44/$ - Rs75.96/$	Apr. 2019 - Mar. 2020	(4)
	Net investment hedges		£77	£1.76/€ - £0.92/€	Sep. 2019 - Feb. 2020	(1)
	Cross currency swap on C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(15)
Dec. 31, 2018	Net investment hedges		€649	€0.78/$ - €0.88/$	Jan. 2019 - May 2020	$13
	Net investment hedges		£3,175	£0.70/$ - £0.79/$	Feb. 2019 - Mar. 2020	104
	Net investment hedges	A$	1,038	A$1.28/$ - A$1.42/$	Jan. 2019 - Mar. 2020	20
	Net investment hedges	C¥	2,672	C¥6.35/$ - C¥6.91/$	Jan. 2019 - Nov. 2019	6
	Net investment hedges	C$	118	C$1.29/$ - C$1.34/$	Oct. 2019 - Nov 2019	4
	Net investment hedges	R$	158	R$3.90/$ - R$4.24/$	Jan. 2019 - Jun. 2019	(9)
	Net investment hedges	₩	618,589	₩1,087.00/$ - ₩1,130.90/$	Jan. 2019 - Nov. 2019	1
	Net investment hedges	Rs	31,422	Rs67.44/$ - Rs70.39/$	Feb. 2019 - May 2019	3
	Net investment hedges		£77	£0.88/€ - £0.92/€	Jan. 2019 - Feb. 2020	(1)
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(31)

For the three months ended March 31, 2019 and 2018, the amount of hedge ineffectiveness recorded in earnings in connection with our foreign currency hedging activities was not significant.

Other Derivatives

The following table presents details of our derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of March 31, 2019 and December 31, 2018:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Mar. 31, 2019	Interest rate caps	$6,620	3.0% - 5.8%	May 2019 - Jan. 2022	$—
	Interest rate swaps on forecasted fixed rate debt	1,660	2.5% - 6.4%	Jun. 2019 - Nov. 2030	(117)
	Interest rate swaps of US$ LIBOR debt	856	2.4% - 4.6%	Jul. 2019 - Sep. 2023	(9)
Dec. 31, 2018	Interest rate caps	$9,750	3.0% - 7.0%	Mar. 2019 - Jan. 2022	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	2.3% - 6.1%	Jun. 2019 - Nov. 2030	(67)
	Interest rate swaps of US$ debt	835	2.4% - 5.8%	Jul. 2019 - Oct. 2039	(14)
	Interest rate swaps on fixed rate debt	180	4.5% - 7.3%	Feb. 2019 - Jul. 2023	2

For the three months ended March 31, 2019, we recognized fair value losses, net of approximately $(30) million (2018 - gains of $39 million) related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

We have a management agreement with our service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, we pay a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50.0 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

The base management fee for the three months ended March 31, 2019 was $24 million (2018 - $24 million), respectively. The equity enhancement distribution is $4 million (2018 - nil), respectively.

In connection with the issuance of Preferred Equity Units to QIA in the fourth quarter of 2014, Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Mar. 31, 2019	Dec. 31, 2018
Balances outstanding with related parties:
Participating loan interests	$280	$268
Net (payables)/receivables within equity accounted investments	(67)	(26)
Loans and notes receivable(1)	100	54
Receivables and other assets	14	50
Deposit and promissory note from Brookfield Asset Management	(1,600)	(733)
Property-specific debt obligations	(233)	(231)
Loans and notes payable and other liabilities	(440)	(50)
Capital securities held by Brookfield Asset Management(2)	(151)	(420)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)
At March 31, 2019, includes $41 million (December 31, 2018 - $54 million) receivable from Brookfield Asset Management upon the earlier of our partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(2)	During the first quarter of 2019, $269 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred shares, held by Brookfield Asset Management, were redeemed .

	Three months ended Mar. 31,
(US$ Millions)	2019	2018
Transactions with related parties:
Commercial property revenue(1)	$13	$5
Management fee income	1	2
Participating loan interests (including fair value gains, net)	9	18
Interest expense on debt obligations	17	8
Interest on capital securities held by Brookfield Asset Management	7	19
General and administrative expense(2)	50	50
Construction costs(3)	202	89

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private fund investments, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
ADOPTION OF ACCOUNTING STANDARDS
The partnership adopted IFRS 16 effective January 1, 2019. The partnership adopted the standard using the modified retrospective approach with no restatement of comparatives and did not record any adjustment to equity upon adoption. See additional disclosures in Note 4, Investment Properties, Note 7, Property, Plant and Equipment, Note 16, Other Non-Current Liabilities and Note 17, Accounts Payable and Other Liabilities of the financial statements

The partnership adopted the Amendments to IFRS 3 effective January 1, 2019. The partnership adopted the standard prospectively. See additional disclosures in Note 3, Business Combinations and Acquisitions of the financial statements

Refer to Note 2c, Summary of Significant Accounting Policies: Adoption of Accounting Standards of the financial statements for additional information.

USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2, Summary of Significant Accounting Policies to the December 31, 2018 consolidated financial statements.

TREND INFORMATION
We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of lease rollover in 2019 and 2020, which may restrain FFO growth from this part of our portfolio in the near future. Our belief is as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

Transaction activity continues to be high and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

We continue to make progress on our development pipeline, using our expertise to not only build new Class A core assets but also to reposition and redevelop existing assets in our various other sectors, particularly in retail and hospitality, where we can add value and drive higher returns.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the three months ended March 31, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Corporate Information

CORPORATE PROFILE
Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $85 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio of premier office and retail assets, as well as multifamily, triple net lease, logistics, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq Stock Market and Toronto Stock Exchange. Further information is available at bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $350 billion in assets under management.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Senior Vice President, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at bryan.davis@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, AST Trust Company, as listed below.

AST TRUST COMPANY (Canada)
By mail:         P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:         (416) 682-3860; (800) 387-0825
Fax:         (888) 249-6189
E-mail:         inquiries@astfinancial.com
Web site:        www.astfinancial.com/ca

COMMUNICATIONS
We strive to keep our Unitholders updated on our progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, supplementary information and unit and distribution information as well as summary information on the partnership.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and Unitholders to ensure that accurate information is available to investors.